

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 20, 2012

<u>Via E-Mail</u>

F. J. Dellaquila
Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Avenue
St. Louis, MO 63136

      Re: Emerson Electric Co.
              Form 10-K for the Fiscal Year Ended September 30, 2011
              Filed November 22, 2011
              File No. 1-00278

Dear Mr. Dellaquila:

We refer you to our comment letter dated March 2, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance